UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43168

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTA LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	OFFICIAL USE ONLY
	FIRM I.D. NO.

One Manhattanville Road   Suite #102
                        (No. and Street)

Purchase   NY   10577
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. Santori, Chief Financial Officer   914-460-4007
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown

(Name – if individual, state last, first, middle name)

465 South Street   Morristown   NJ   07960
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Santori _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
OTA LLC _____ , as
of December 31 _____, 20 16____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



Signature

RICHARD M. CAYNE
Notary Public, State of New York
No. 02CA4846342
Qualified in Nassau County
Commission Expires February 28, 2018

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTA LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2016

OTA LLC

Contents

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withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
OTA LLC

We have audited the accompanying statement of financial condition of OTA LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of OTA LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 24, 2017

WithumSmith+Brown, PC   465 South Street, Suite 200, Morristown, New Jersey 07960-6497   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

OTA LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	108,423
Receivables from clearing brokers		62,575,049
Securities owned, at fair value		247,490,657
Other assets		506,420
Due from related parties		1,139
	$	310,681,688
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	249,227,695
Accounts payable and accrued expenses		1,057,344
Due to related parties		117,576
Total liabilities		250,402,615
Members' equity		60,279,073
	$	310,681,688

See accompanying notes to financial statements.

OTA LLC

Notes to Financial Statements

---

1. Nature of business and summary of significant accounting policies

Nature of Business

OTA LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company's operations consist primarily of engaging in proprietary principal transactions as a dealer on the major United States securities exchanges. The Company also conducts a customer agency business, primarily for institutional clients, whose transactions are cleared on a fully disclosed basis with a clearing broker.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As the Company is a non-clearing broker-dealer, it is exempt from the provisions of rule 15c3-3 because all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure

Notes to Financial Statements

---

fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Options are priced at the midpoint of the bid and ask prices, or last sale.

Investments in Warrants

The Company applies a modified Black-Scholes calculation in the measurement of these restricted warrants. This pricing model takes into account the contract terms (including maturity) as well as multiple inputs, including, time value, implied volatility, equity prices, and interest rates. The Company uses the US Treasury interest rate matched to the maturity of the warrant. The volatility is based on the underlying equity and is capped at 50%. Further discounts are applied based on lack of marketability.

Fair Value - Valuation Processes

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. Senior management oversees the entire valuation process of the Company's Level 3 investments. Senior management is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Since December 31, 2015 there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

OTA LLC

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets (at Fair Value)				
Investments in securities				
Common Stock				
Aerospace/Defense	$ 3,069,690	$	$	$ 3,069,690
Banks	1,178,154			1,178,154
Chemicals	2,703,166			2,703,166
Closed-End Funds	20,273,827			20,273,827
Electric	679,835			679,835
Gas	850,854			850,854
Healthcare-Products	678,586			678,586
Internet	6,512,737			6,512,737
Leisure Time	566,408			566,408
Lodging	1,084,740			1,084,740
Media	10,691,997			10,691,997
REITS	1,762,494			1,762,494
Other	3,817,099		78,850	3,895,949
Preferred Stock				
Aerospace/Defense		2,077,757		2,077,757
Banks		4,157,888		4,157,888
Food		6,176,269		6,176,269
Oil & Gas		1,503,273		1,503,273
Pharmaceuticals		15,461,927		15,461,927
REITS		5,313,422		5,313,422

5

OTA LLC

Notes to Financial Statements

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Assets (at Fair Value)				
Investments in securities (continued)				
Preferred Stock (continued)				
Telecommunications		39,313,807	112,312	39,426,119
Other		1,537,645		1,537,645
American Depository Receipts				
Other	1,405,268			1,405,268
Exchange Traded Funds				
Debt Fund	3,177,424			3,177,424
Equity Fund	4,060,563			4,060,563
Options				
Pharmaceuticals		4,325,379		4,325,379
Other		282,267		282,267
Warrants				
Banks		75,721,190		75,721,190
Biotechnology			19,749,814	19,749,814
Healthcare-Products			35,142	35,142
Insurance		7,136,742		7,136,742
Pharmaceuticals			563,409	563,409
Other		253,704	1,018,528	1,272,232
Debt Securities				
Municipal	158,490	-		158,490
Total investments in securities	$ 62,671,332	$ 163,261,270	$ 21,558,055	$ 247,490,657

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Liabilities (at Fair Value)				
Securities sold short				
Common Stock				
Aerospace/Defense	$ (2,980,372)	$	$	$ (2,980,372)
Agriculture	(1,000,495)			(1,000,495)
Banks	(51,930,128)			(51,930,128)
Biotechnology	(19,175,030)			(19,175,030)
Chemicals	(3,182,572)			(3,182,572)

Notes to Financial Statements

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Liabilities (at Fair Value)				
Securities sold short (continued)				
Common Stock (continued)				
Closed-End Fund	(15,028,193)			(15,028,193)
Computers	(695,348)			(695,348)
Food	(5,774,230)			(5,774,230)
Insurance	(7,765,512)			(7,765,512)
Internet	(3,362,276)			(3,362,276)
Leisure Time	(857,874)			(857,874)
Lodging	(1,207,024)			(1,207,024)
Media	(15,660,916)			(15,660,916)
Oil & Gas	(1,574,560)			(1,574,560)
Pharmaceuticals	(4,409,782)			(4,409,782)
REITS	(6,518,661)			(6,518,661)
Savings & Loans	(885,430)			(885,430)
Telecommunications	(15,947,259)			(15,947,259)
Other	(3,867,352)			(3,867,352)
Preferred Stock				
Banks		(2,179,827)		(2,179,827)
Electric		(757,396)		(757,396)
Oil & Gas		(1,122,611)		(1,122,611)
Other		(812,781)		(812,781)
American Depository Receipts				
Other	(567,559)			(567,559)
Exchange Traded Funds				
Commodity Fund	(6,308,742)			(6,308,742)
Debt Fund	(2,945,931)			(2,945,931)
Equity Fund	(3,718,953)			(3,718,953)
Options				
Banks		(52,991,277)		(52,991,277)
Insurance		(3,107,005)		(3,107,005)
Telecommunications		(11,614,589)		(11,614,589)
Other		(1,250,684)		(1,250,684)
Warrants				
Other		(27,326)		(27,326)

Notes to Financial Statements

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Liabilities (at Fair Value)				
Securities sold short (continued)				
Total securities sold short	$ (175,364,199)	$ (73,863,496)	$ -	$ (249,227,695)

The following table summarizes the quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2016:

Investments in Private Operating Companies	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Warrant Positions	$21,366,893	Proprietary Pricing Model	Industry Volatility	0%-50%
			Risk-free interest rate	1.18%
			Estimated time to exit;	
			maturity remaining on	
			option contracts	646 days on average
			Discount for lack of	0%-100% (2.51%)
			marketability	

3. Derivatives

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

OTA LLC

Notes to Financial Statements

Warrants

The Company may purchase warrants in the normal course of pursuing its investment objectives. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counter-party risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

Volume of Derivative Activities

At December 31, 2016, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

Primary Underlying Risk	Long Exposure		Short Exposure	
	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts
Equity Price				
Options (a)	$ 37,491,794	5,104	$ (166,191,913)	36,330
Warrants (b)	$ 218,593,802	21,539,788	$ (16,129,741)	200

(a) Notional amounts presented are based on the fair value of the underlying shares as if the options and warrants were exercised at December 31, 2016.
(b) Notional amounts for long contracts presented are based on the intrinsic value of warrants that are in the money at December 31, 2016 as if those warrants had been converted to underlying shares.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall required minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2016, the Company's net capital was $40,912,878 which was $39,912,878 in excess of its minimum net capital requirement of $1,000,000.

OTA LLC

Notes to Financial Statements

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5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. The receivables from the clearing brokers are pursuant to these clearance agreements. There is a clearing deposit of $50,000 with Merrill Lynch Professional Clearing Corp. The deposit is included in Other assets on the balance sheet.

The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company acquire these securities may exceed the liability reflected in these financial statements.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Contingencies

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

9. Related party transactions

Due from and to related parties includes receivables from and payables to affiliated entities. Subsequent to year end, substantially all of the amounts are expected to be repaid.

10. Employee benefit plan

The Management company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit sharing plan to which it may contribute an amount at its discretion.

OTA LLC

11. Subsequent events

The company has evaluated subsequent events. Subsequent to December 31, 2016, Members' affected withdrawals of approximately $9,800,000. There were no other subsequent events which would require disclosure in the footnotes to the financial statements.